UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016650

March 5, 2003

NoAct
P.C. 2-3-03

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

W. Scott Klinger
Co-Director
Responsible Wealth
37 Temple Place, 2nd Floor
Boston, MA 02111

Re: Pfizer Inc.
Incoming letter dated February 3, 2003

Dear Mr. Klinger:

This is in response to your letter dated February 3, 2003 concerning the shareholder proposal submitted to Pfizer by the Ralph L. Smith Foundation, Matthew A. Howe, Elizabeth S. Vitela, Gordon Irlam, John Weber, Northstar Asset Management Inc. and Frank T. Lossy, M.D. On February 5, 2003, we issued our response expressing our informal view that Pfizer could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Margaret M. Foran, Esq.
Vice President-Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.responsiblewealth.org | info@responsiblewealth.org

February 3, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: No-Action Request filed by Pfizer (dated December 20, 2002) concerning shareholder proposal requesting increased tax disclosure filed by Harriet Denison *et al.*

Dear Ladies and Gentlemen,

This letter is in response to the "No-Action" request filed by Pfizer Inc. (dated December 20, 2002) seeking to omit a shareholder proposal calling for a report on corporate taxes (the "Proposal"). The Proposal was filed by eight Pfizer shareholders and is being coordinated by the Responsible Wealth Project.

Pfizer (the "Company") seeks to exclude the Prosposal on the basis that it constitutes ordinary business, seeks to micromanage the affairs of the company and contains false and misleading statements. The Proponents disagree with these claims.

Does the Proposal constitute ordinary business?

The Company cites two precedents in defense of its claim of ordinary business. In Texaco Inc. (March 31, 1992) the Commission allowed the exclusion of a resolution calling upon Texaco to reject taxpayer –guaranteed loans and other government subsidies. The Proposal asks simply for more information – it makes no request of the Company to reject any sort of government financing.

The second precedent, General Electric (February 15, 2000) is directly relevant and was also sponsored by Responsible Wealth members. The Proponents believe that in light of corporate accounting scandals represented by Enron, Tyco Laboratories and others, that the Commission should reverse the General Electric precedent and allow shareholders to vote on whether they would like increased disclosure of the factors that contribute to actual taxes paid.

The Company argues that the Proposal involves financial reporting not required by the Commission's proxy rules. This is true, but the Commission has long held that shareholders may request the preparation of special reports, not explicitly required by SEC rules. These reports have covered a wide range of issues, including human rights standards, environmental performance and workplace diversity. The SEC has held that such special reports are within the purview of shareholder proposals.

The Proposal does not ask the Company to undertake any additional disclosure in its proxy statement or 10-K, nor does it call for any amendment to the company's by-laws, but rather explicitly calls for a special one-time report prepared at a reasonable cost. Hence, the General Motors (February 28,1997), Pacific Gas & Electric (December 13, 1989), and Chase Manhattan (March 4, 1999) which deal with additional disclosures in SEC-mandated reports are not relevant to this Proposal.

Does the Proposal micro-manage the Company's business?

The statutory corporate income tax rate is 35%, and even though the Company's cash taxes paid is substantially less than this amount, corporate taxation has a profound effect on a corporation's cash flow, and ultimately it's earnings. Because of the Company's success at managing and avoiding taxes, it has generated hundreds of millions of dollars of zero-cost capital from governmental bodies that can be used to finance it business. This Proposal seeks information that will be used by investors to determine what portion of this valuable financing source is sustainable.

The Company argues the increased tax reporting is a "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." This is precisely the attitude that rests at the bottom of the corporate accounting crisis of the past 18 months: "this information is too difficult for you to understand, trust us." While it is perhaps true that there is a group of shareholders for whom additional tax disclosure would be confusing, the majority of Pfizer stock is held by institutional investors, most of whom bring significant sophistication to their financial analysis.

This Proposal was filed with Pfizer precisely because they have historically paid far less in corporate taxes than their industry competitiors. The Proponents believe that shareholders would be aided in understanding why Pfizer's cash taxes paid are less than a fourth of the rate paid by Bristol-Myers Squibb or less than a sixth of the rates paid by Schering Plough. While GAAP accounting does create an apple-to-apple comparison for earnings purposes, in terms of reliance on government subsidies, tax credits and other incentives, Pfizer is far more dependent than others in its industry for the government as a significant source of financing for its business operations. Given that these various government tax schemes are subject to political risks, shareholders would benefit from the disclosure requested in the Proposal to better quantify the political risks inherant in the Company's tax avoidance business strategies.

The Company objects to the specific requests made in the Proposal, that it develop a report by a certain date and with a certain threshold for reporting. Each of these requests was made in order to avoid a claim of vagueness. If the Company wishes to suggest a different format, or different reporting date, the

Proponents would be more than willing to consider these suggestions and amend the Propoal accordingly. In addition, the $5 million threshold, while arbitrary, was included to reduce the burden on the Company from having to disclose every single government tax break, regardless of size.

Does the Proposal contain false and misleading statements?

Pfizer objects to numerous statements in the Proposal. The Proponent believes that each of the bulletted statements on page 8 of the Company's no-action request of December 20 ,2002 are matters of generally accepted public knowledge and therefore should not be subject to including source information in the body of the Proposal.

The vast majority of drugs developed by the pharmaceutical industry are compounds first indentified by either direct governmental agencies like the National Institutes of Health or indirectly funded by government through university laboratory research.

By its own admission on page 3 of its December 20, 2002 no-action request, Pfizer derives benefit from government tax abatements: "Such tax incentives represent a potential source of financing for the Company's activities." Financing, through tax credits and other abatements, is but one of the benefits that the Company receives from the government. Others valuable benefits include employees who have been educated in public schools, roads and airports used by Company employees in their work and used to move the Company's products, a strong system of intellectual property laws to protect the Company's patents, orderly capital markets regulated by the government to assure the Company access to capital to finance it business, regulatory regimes to assure that the Company's products are safe and efficacous and therefore enjoy the trust of doctors and patients. For the Company to deny these benefits is disingenuous at best. Pfizer would not have a viable business without these government services and investments. This is neither false nor misleading and would be obvious to the average shareholder reading this proposal.

The pharmaceutical industry, represented by industry lobbying groups of which the Company is a part, have consistently utilized the US system of intellectual property rights to protect its products. Most recently the industry has made use of certain provisions of the patent law system to extend patents in the face of generic competition, often through minor changes in formulation to change dosage frequency. It is hard to believe that the Company is here publicly arguing that it does not benefit from the strong system of intellectual property rights, for without this system the Company would be worth a fraction of what it is worth today.

The elderly are the nation's largest consumers of pharmaceuticals. Many of the elderly receive their drugs through Medicare and Medicaid funded programs, including managed care networks.

Admittedly the last of the bulleted points is a statement of possibility, rather than an acknowledged fact, but this point is hedged with subjective language, "Pfizer *may well be called upon* to share the cost of operating the government. .." The subjective nature of this statement is clear to the average reader. More importantly, the statement is not one of idle fear-mongering, but is rooted in fiscal realities. With 44 of the 50 states facing severe fiscal crises, many are looking to reduce or eliminate corporate tax subsidies as a means to balancing their state budgets. The Proposal is intended, in part, to elicit information about the Company's exposure to this political risk.

Lastly, the Company objects to the reference to the Company having to pay its "fair share" of the cost of government in the fifth paragraph of the Proposal. The Proponents acknowledge the use of the word "fair" does imply an opinion that paying 3% of corporate income during the three-year period 1996-98, while others in the pharmaceutical industry are paying as much as 28% of their corporate income is unfair. The Proponents would be happy to amend the Proposal by striking the word "fair" from the fifth paragraph, if so ordered by the Commission.

Does the Proposal improperly represent opinions as fact?

The Company's various objections center principally on three issues:

- Whether having a low rate of cash taxes paid affects reported earnings?
- Whether a corporate strategy of avoiding taxes affects exective pay?
- Whether there is political risk in relying heavily on government tax incentives as a source of company financing?

The Proponents believe that there is a clear correlation between cash taxes paid and corporate earnings. While GAAP reporting used directly calculate earnings, utilizes a much higher effective tax rate to calculate reported earnings, the cash taxes paid plays a direct and significant role in cash flow and hence shapes the Company's cost of capital in financing its business. Unlike others in its industry who must pay interest to borrow funds to finance its business, the Company has relied more far heavily than others in its industry during the 1996-98 period on the government (and therefore other taxpayers) to finance its business. The Company's own arguments openly discuss the government's role in financing its operations. Because during the period in question, the Company's cash taxes paid represented just 3.1% of the more than $3.3 billion of profits during the same period, it is accurate to say that the Company generated tens of millions of dollars of interest-free capital as a result of tax relief. Had the Company not successfully been able to avoid taxes, this capital would have to be acquired from other sources at higher costs. Having the government as such a financial partner allowed the Company to grow its business at far less cost to shareholders than if the Company had to seek financing in public capital markets.

One of the principal reasons for introducing this Proposal stemmed from an interest in the interplay between corporate tax avoidance and executive compensation. The Company has historically had paid the lowest rate of cash taxes in its industry, while at the same time having among the highest levels of executive pay in their industry. Corporations that lower their cost of capital through tax avoidance create additional earnings that then reward executives with higher compensation. The Company does not dispute that it engages in effective tax management and from this we might infur that the Company also believes that management should be rewarded for their success at avoiding corporate taxes. Many shareholders may agree with this, but the Proponents believe that there is a significant group of institutional shareholders among the public pension fund community that do not share this view and would like to better understand how successful tax avoidance increases executive pay. The information sought by the Proposal is a beginning to answer this question.

Lastly, the Company questions whether a reliance on government tax programs as a major source of corporate financing creates significant political risk. The question is admittedly debatable and that is why the Proposal couches this statement in subjective language, "... *it is possible* that pressure to close corporate loopholes will emerge." That this may happen is not a matter of conjecture, for it is already happening. For instance there are concerted legislative and populist efforts underway in Maine and Massachusetts to curtail corporate tax abatements involving tens of millions of dollars as one piece of solving state fiscal crises. The question that remains is how significant the effects on businesses like the Company's this will be. The Proposal seeks the information necessary for shareholders to make their own determinations about these potenital political risks.

Does the Proposal contain inflamatory language that impugns the character of the Company?

The Company objects to six clauses as impugning the character of the Company.

The Company argues that the Proposal suggests that the Company has acted illegally or unethically. No where in the Proposal is this suggestion made, in fact the entire thrust of the Proposal is to better understand what tax laws the Company has availed itself of to successfully reduce its cash paid tax rate to the lowest in the industry. It would make no logical sense for shareholders to file a proposal asking the Company to reveal illegal actions pertaining to taxes.

The Company cites *Texaco* (February 5, 1992) as a precedent in this matter. The Proponents believe that "tax avoidance" is a statement of objective fact, the company's tax management strategies are designed to minimize and thereby avoid taxes. The Proponents further believe that "tax avoidance" conveys nothing of the emotional meaning of "free-loading" cited in *Texaco*.

Throughout the body of the No-Action request, the Company demonstrates annoyance with the phrase "tax avoidance". The facts of the cited study are that between 1996 and 1998, Pfizer paid cash taxes totalling 3.1% of the Company's net income. The statutory tax rate for corporations is 35% and the average of ten pharmaceutical companies studied over the three-year period was 18.6%. If this does not empirically prove that the Company has successfully avoided paying taxes at the 35% statutory tax rate or even the industry average tax rate, what does? The Company prefers to speak of "managing taxes" and is proud of its success in this arena and presumably compensates its executives for this successful management of taxes. How is successful tax management measured? Precisely by how much taxes are minimized.

Finally, the Company objects to the sentence saying"Pfizer had the lowest federal corporate tax rate of the ten pharmaceutical companies studied." At this point in the Proposal the reader knows nothing about the dates covered by the study or other vital information. This information is provided in the very next sentence which makes clear that over the three-year period Pfizer's tax rate was just 3.1%. The Company's December 20, 2002 letter, contains Exhibit B, which clearly shows not only the three-year average tax rate, but also each of the three years separately should shareholders be interested.

The Company objects to the lack of a page number referencing the ITEP study. The Proponents would be pleased to add the page number to the existing reference, and to deal with the resulting concern with the 500-word rule by deleting the closing phrase, "Please vote FOR this resolution."

Does the Proposal violate the 500-word rule?

As submitted the Proposal is within the 500 word limit proscribed by Rule 14a-8. If the Commission requires the addition of a page number to the source of the ITEP study, the Proponents have indicated a deletion they would make to stay within the 500 word rule.

Conclusion

For the reasons indicated herein, the Proponents do not belive that the Proposal constitutes ordinary business, nor that it contains false and misleading statements. Therefore, the Proponents respectfully request that the Commission deny the Company's request for "no-action" relief.

If, in the opinion of the Commission, the Proposal does contain statements construed to be false and misleading, the Proponents respectfully requests sufficient time to amend the Proposal prior to the Company's printing of the proxy.

Pursuant to Rule 14a -8(j), I am enclosing six (6) copies of this letter. Also in accordance with the Rule, this letter is being sent to Margaret M. Foran, Secretary of the Company as well as to each of the co-filers of the Proposal.

Thank you for your consideration.

Very Truly Yours,

W. Scott Klinger
Co-Director
Responsible Wealth

cc: Margaret M. Foran, Secretary, Pfizer Inc.
Kathy Ulrich, Law Department, Pfizer Inc.
Harriet Denison
Matthew Howe
Elizabeth Vitela
Jerry Litner
Gordon Irlam
John Weber
Northstart Asset Management
Frank Lossy M.D.